Exhibit (12)

TARGET CORPORATION

Computations of Ratios of Earnings to Fixed Charges for the

Three Months Ended April 30, 2005 and May 1, 2004

and for the Most Recent Five Fiscal Years

(Millions of Dollars)

	Three Months Ended		Fiscal Year Ended
	April 30,	May 1,	Jan. 29,	Jan. 31,	Feb. 1,	Feb. 2,	Feb. 3,
	2005	2004	2005	2004	2003	2002	2001
Ratio of Earnings to Fixed Charges:

Earnings:
Net earnings	$494	$432	$3,198	$1,809	$1,623	$1,340	$1,247
Earnings from discontinued operations, net of tax	—	(40)	(75)	(190)	(247)	(239)	(285)
Gain on disposal of discontinued operations, net of tax	—	—	(1,238)	—	—	—	—
Provision for income taxes	302	238	1,146	984	851	675	600
Earnings from continuing operations before income tax	796	630	3,031	2,603	2,227	1,776	1,562

Fixed charges:
Interest expense	125	146	607	569	618	517	465
Interest portion of rental expense	20	16	85	68	48	50	63
Total fixed charges	145	162	692	637	666	567	528

Less:
Capitalized interest	(7)	(2)	(18)	(8)	(13)	(33)	(31)

Fixed charges in earnings	138	160	674	629	653	534	497

Earnings available for fixed charges	934	790	$3,705	$3,232	$2,880	$2,310	$2,059

Ratio of earnings to fixed charges	6.44	4.85	5.35	5.07	4.33	4.07	3.90

Note: Computation is based on continuing operations.